

Mail Stop 3030

July 13, 2016

<u>Via E-mail</u>
Doug Rice
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curaçao

> **RE:     Orthofix International N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 28, 2016**
> **Form 8-K filed April 28, 2016**
> **File No. 000-19961**

Dear Mr. Rice:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

2015 Compared to 2014, page 47

1.     We note the disclosures here and on page 50 of the changes in your sales on a constant currency basis during the periods presented.  Please revise future filings to describe the process for calculating the constant currency amounts and the basis of such presentation.  Refer to Question 104.06 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 16

2.  We note you present net margin by SBU reporting segment but that you end the table with a measure called total net margin, which as defined represents a non-GAAP measure. Please revise your presentation in future filings to identify the measure as non-GAAP and to provide the required reconciliation to the most directly comparable GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.  In this regard, we see you present the non-GAAP measure total net margin as a percentage of sales. In future filings please include a reconciliation by schedule or other clearly understandable method of the differences between this non-GAAP financial measure and the most directly comparable financial measure calculated and presented in accordance with US GAAP. In addition, please identify the measure as non-GAAP and provide the disclosures required by Item 10(e)(i)(C) and (D) of Regulation S-K.

Form 8-K filed April 28, 2016

Exhibit 99.1 Orthofix International Report First Quarter 2016 Financial Results

4.  We note your First Quarter Highlights caption discloses the non-GAAP measure Adjusted EBITDA and presents the constant currency sales growth but does not also disclose the directly comparable GAAP measures. Similarly on page 2 you discuss forward-looking non-GAAP adjusted EBITDA and adjusted earnings per share from continuing operations guidance without providing the corresponding GAAP amounts or the required quantitative reconciliations. Your presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance, including Question 102.10, when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Doug Rice
Orthofix International N.V.
July 13, 2016
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery